14008200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 10 2014
WASH, D.C.
191

BUFFALO FORKLIFT, LLC

(Exact name of registrant as specified in its charter)

4624 Goodrich Road
Clarence, New York 14031
716-568-4135
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Copies of communication to:
Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210
716-845-6000

September 9, 2014

35370208	26-1771469
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I-NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

(a) *The issuer's directors*
Arcangelo Capozzolo is the Sole Member of Buffalo Forklift, LLC (the "Issuer"). Mr. Capozzolo's business address is: 4624 Goodrich Road, Clarence, New York 14031.

(b) *The issuer's officers*
The issuer's officers are: Arcangelo Capozzolo, Manager and Philip Sciolino, Vice President, each with a business address of 4624 Goodrich Road, Clarence, New York 14031.

(c) *The issuer's general partners*
Not applicable.

(d) *The record owner of 5 percent or more of any class of the issuer's securities*
Arcangelo Capozzolo is the record and beneficial owner of all of the issuer's outstanding membership interests.

(e) *The beneficial owner of 5 percent or more of any class of the issuer's securities*
Arcangelo Capozzolo is the record and beneficial owner of all of the issuer's outstanding membership interests.

(f) *Promoters of the issuer*
Not applicable.

(g) *Affiliates of the issuer*
International Freight Movers, LLC, a New York limited liability company with a business address of 4624 Goodrich Road, Clarence, New York 14031.

(h) *Counsel to the issuer with respect to the proposed offering.*
Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210

(i) *Underwriters with respect to the proposed offering*
There is no underwriter or placement agent in connection with the proposed offering.

(j) *The underwriter's directors*
Not applicable.

(k) *The underwriter's officers*
Not applicable.

(l) *The underwriter's general partners*
Not applicable.

(m) *Counsel to the underwriter*
Not applicable.

ITEM 2. APPLICATION OF RULE 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver of disqualification has been applied for, accepted, or denied.

ITEM 3. AFFILIATE SALES

The proposed offering described herein (the "Offering") does not involve the resale of securities of the Issuer or by any affiliate of the Issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE YET TO BE OFFERED

(a) None.

(b) The securities to be offered in connection with the proposed Offering shall be offered by the manager and officers of the Issuer on a best efforts basis.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the proposed Offering.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to filing of this Form 1-A, state:

(1) *the name of the issuer*

Buffalo Forklift, LLC

(2) *the title and amount of securities issued*

Opportunities to enter into "Re-Marketing Agreements" covering the purchase, refurbishment and sale of second-hand lift equipment, similar but not identical to the Equipment Purchasing Program Interests offered hereby.

(3) *the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof*

$900,100

(4) *the name and identities of the persons to whom the securities were issued*

	Date	Total Commitment To Re-Marketing Agreement
Rosewood Ventures LLC	9/17/13	$75,000.00
Peter Lin	12/11/13	$175,100.00
Lisa Draper	12/23/13	$200,000.00
Triangle Ventures LLC	2/4/14	$100,000.00
Brandon Kochan	4/22/14	$350,000.00
		$900,100.00

(b) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(a)(2) of the Securities Act, Rule 504 of Regulation D; alternatively Rule 506 of Regulation D. All private placements were to accredited investors only.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

The Issuer is not currently offering or contemplating offering any security in addition to those covered by this Offering Statement.

ITEM 7. MARKETING ARRANGEMENTS

(a) Neither the Issuer nor any person identified in Item 1 is aware of any arrangement:

(1) To limited or restrict the sale of other securities of the same class as those offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commission, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter associated with the proposed offering.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

No experts were employed on a contingent basis or otherwise in connection with the proposed offering.

ITEM 9. USE OF SOLITICATION OF INTEREST DOCUMENT

The Issuer has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II - OFFERING CIRCULAR

Item 1. Cover Page

BUFFALO FORKLIFT, LLC

(A New York Limited Liability Company)
4624 Goodrich Road
Clarence, New York 14031
Tel: 716-568-4135

Subject to completion, dated September 8, 2014

Buffalo Forklift, LLC (the "Company," "we" or "us") is offering, on a best efforts basis, interests in an ongoing equipment purchasing program that enables investors to purchase whole or fractional interests in new and pre-owned forklifts and other lift equipment to be sourced and re-marketed (and in the case of pre-owned equipment, refurbished) by the Company. These investments in equipment would be made pursuant to an Equipment Purchasing Program Agreement between the investor and the Company (as further described herein). No interest in the Company is offered hereby. An investment pursuant to an Equipment Purchasing Program Agreement is sometimes referred to herein as the purchase of a "Equipment Purchasing Program Interest."

The Equipment Purchasing Program Interests are being offered directly by the Company through its principal officers. No broker-dealer or sales agent has been engaged to represent the Company. No sales commission or other sales related compensation is payable in connection with the purchase of Interests. There is no market for the Equipment Purchasing Program Interests, nor will they be transferable.

The minimum Equipment Purchasing Program Interest, which is the minimum amount to be committed by each investor entering into an Equipment Purchasing Program Agreement, is $25,000. The Company is seeking up to a total of $5 million committed to funding Equipment Purchasing Program Agreements pursuant to this offering. The Company will pay all of the expenses of this offering.

	Total Offering Price	Underwriting or Sales Discounts and Commissions	Proceeds to Issuer
Total	$5,000,000	-0-	$5,000,000

THE EQUIPMENT PURCHASING PROGRAM INTERESTS INVOLVE CERTAIN RISKS MORE FULLY DESCRIBED IN "RISK FACTORS" HEREIN.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER APPLICABLE SECURITIES LAW. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR BY THE SECURITIES ADMINISTRATOR OF ANY STATE, AND NEITHER HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE OFFERED ONLY TO SUITABLE INVESTORS PURSUANT TO SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED, RELATING TO PRIVATE OFFERINGS AND REGULATION D PROMULGATED THEREUNDER, BY THE SECURITIES AND EXCHANGE COMMISSION.

YOUR RIGHTS UNDER AN EQUIPMENT PURCHASE PROGRAM AGREEMENT MAY NOT BE TRANSFERRED OR RESOLD. THE ASSIGNMENT OR OTHER TRANSFER OF THE EQUIPMENT PURCHASE PROGRAM AGREEMENT, IF ANY, IS RESTRICTED BY THE TERMS OF THE PROGRAM AGREEMENT.

PROSPECTIVE PARTIES TO PROGRAM AGREEMENTS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY ATTACHMENTS APPENDED HERETO AS LEGAL OR TAX ADVICE. EACH SUCH PARTY SHOULD CONSULT THEIR OWN COUNSEL AND TAX ADVISOR AS TO LEGAL AND TAX MATTERS AND RELATED CONSIDERATIONS CONCERNING THE EQUIPMENT PURCHASE PROGRAM AGREEMENTS.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR NOT AUTHORIZED.

THE SENIOR OFFICERS OF THE COMPANY WILL ANSWER ALL INQUIRIES FROM PROSPECTIVE INVESTORS CONCERNING THE COMPANY AND ANY OTHER MATTERS RELATING TO THE EQUIPMENT PURCHASE PROGRAM AGREEMENTS, AND WILL AFFORD ALL PROSPECTIVE PARTIES THE OPPORTUNITY TO OBTAIN ANY ADDITIONAL INFORMATION (TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT

UNREASONABLE EFFORT OR EXPENSE) NECESSARY TO VERIFY THE ACCURACY OF ANY REPRESENTATION OR INFORMATION SET FORTH IN THIS OFFERING CIRCULAR.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED. THIS OFFERING CIRCULAR SUPERSEDES ALL PREVIOUSLY PROVIDED MATERIALS, IF ANY.

THIS OFFERING CIRCULAR CONTAINS CERTAIN INFORMATION OBTAINED FROM PARTIES UNAFFILIATED WITH THE COMPANY. INFORMATION OBTAINED FROM SUCH THIRD PARTIES HAS NOT BEEN INDEPENDENTLY REVIEWED OR VERIFIED BY THE COMPANY. ACCORDINGLY, THE COMPANY DOES NOT TAKE ANY RESPONSIBILITY REGARDING THE ACCURACY OR COMPLETENESS OF SUCH THIRD PARTY INFORMATION.

INFORMATION IN THIS OFFERING CIRCULAR IS PRESENTED AS OF THE DATE HEREOF. THIS OFFERING CIRCULAR MAY BE SUPPLEMENTED FROM TIME TO TIME UNTIL THE CLOSE OF THE OFFERING TO SET FORTH MATERIAL SUBSEQUENT EVENTS OR INFORMATION.

NASAA LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVENOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES MAY BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY ANDRESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTEDUNDER FEDERAL AND STATE SECURITIES LAWS. INVESTORS SHOULD BE AWARETHAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENTFOR AN INDEFINITE PERIOD OF TIME.

NEW YORK STATE LEGEND

NOTICE TO NEW YORK RESIDENTS ONLY: THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANYREPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS OCCERING CIRCULAR DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1995 about the Company that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Offering Circular and the exhibits to this Offering Circular regarding the Company's business and objectives for the future operations are forward-looking statements.

Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those discussed or projected. Forward-looking statements are subject to risks and are qualified by statements made in this Offering Circular, particularly in the sections captioned, "RISK FACTORS."

When used in this Offering Circular, the words "believes," "estimates," "expects," "targets," "predict," "plan," "potential," "anticipates," "intends" or similar expressions are intended to identify such forward-looking statements. Important factors that could affect the Company and the success of a business relationship with the Company through an Equipment Purchase Program Agreement include market demand for lift equipment, competition in the market for second-hand equipment, general economic conditions that affect the construction industry and other domestic heavy industry and other matters discussed in "RISK FACTORS" herein.

The Company has not undertaken an obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Offering Circular.

All written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety as forward looking statements and should be weighed carefully against the contingencies discussed in "RISK FACTORS."

The approximate date of the commencement of the proposed offering of Equipment Purchasing Program Interests to the public is as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission.

Item 2. Distribution Spread

See Item 1, "Cover Page," above.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY

This summary of the offering of Equipment Purchasing Program Interests by the Company (the "Offering") is qualified in its entirety by the other information disclosed in this Offering Circular.

The Company	The Company is a New York limited liability company. No membership interest in the Company or its affiliates is offered hereby. The Company will have sole discretion and authority on behalf of parties to the Equipment Purchase Program Agreements to purchase new lift equipment sourced from a manufacturer in China and to identify second-hand lift equipment, and in either case purchase the equipment, allocate interests in the equipment to investors and refurbish and remarket the equipment as appropriate. Currently, the Company anticipates that approximately 90% of its business will be in the purchase and sale of pre-owned equipment, as opposed to new equipment.
The Offering	The Company is offering, on a best efforts basis, interests in an ongoing program that enables investors to purchase whole or fractional interests: (1) in pre-owned forklifts and other lift equipment to be sourced, refurbished and re-marketed by the Company and (2) new equipment purchased at wholesale and marketed by the Company and/or Cobra. These investments in equipment would be made pursuant to an Equipment Purchase Program Agreement between the investor and the Company. Investors in the Program would purchase all or fractional interests in new or second-hand equipment at the Company's cost (which for pre-owned equipment will include the cost of refurbishment). Investment opportunities will be allocated by the Company to investors in the Program at the sole discretion of the Company.
Minimum Investment	The minimum amount an investor must commit to an Equipment Purchase Program Agreement is $25,000.

Sales Commission	There will be no sales commission or sales charges in connection with the offering of the Equipment Purchasing Program Interests. There is no underwriter or placement agent involved in this Offering. The Offering is being conducted solely by principal officers of the Company. The Equipment Purchasing Program Interests are being offered on a best efforts basis.
Assistance in Establishing a Limited Liability Entity	The Company will assist individual investors in the Program who wish to make their investment through a limited liability entity.

RISK FACTORS

Investment Returns Could Decline Due to Competition and Demand. Our profit margins on the sale of new or refurbished equipment may decline materially if the market for such equipment becomes more competitive or if demand for such equipment declines for any reason, including general trends in the economy of the United States.

Reinvestment Time May Slow Down as Competition Increases. In the event that the market for heavy equipment becomes more competitive, we may experience delays in the time it takes to complete refurbishment of used equipment with the result that your investment will be illiquid for a longer period and we may not achieve the number of purchases and sales per fiscal year that we have achieved historically. Our rate of reinvestment of the funds in your Dedicated Bank Account (as defined in Item 5, Use of Proceeds) significantly affects your overall annual return.

Supply Could Increase. Our historic performance has been achieved during a period of consistent supply in the second-hand lift equipment market. In the event that pricing for new equipment becomes more competitive or if new suppliers enter the second-hand equipment market, there could be an increase in the over-all supply of new and/or second-hand lift equipment. In such event, the demand for, and the value of, lift equipment could decline, thereby reducing the profitability of our business and your return as a party to an Equipment Purchase Program Agreement.

Our Transaction Volume Could Decrease. If we are unable to obtain second-hand equipment readily because of a decline in the historic levels of equipment coming on to the second-hand market, or if we experience issues with our contract manufacturer of new equipment, our transaction volume will decrease with the result that we may be unable to timely reinvest your funds. If we experience a decline in transaction volume, your rate of return as a party to a Equipment Purchase Program Agreement will be reduced.

Cobra® is a New Venture for Which We Have No Prior Experience or Track Record. In connection with new equipment that has been manufactured for re-sale by the Company, the Company sometimes does business under the name, "Cobra Lift Trucks" or "Cobra." The Company works directly with a supplier located in China to manufacture its new equipment inventory under its house brand "Cobra Lift Truck®." The Cobra lifts are based on a non-proprietary designs utilizing engines manufactured by globally recognized manufacturers such as GM, Toyota, Deutz and Isuzu. The Company is seeking to establish itself as a supplier of a broad range of new lift equipment. Equipment will be sold from inventory warehoused with the Company's third-party refurbishers, or can be custom ordered with delivery possible in a three-week to four-month timeframe, depending upon the equipment. This is a new business and product line for the Company. Consequently, we have no experience or track record in this area. While we are confident in our ability to identify second-hand lift equipment that can be re-marketed successfully, we may experience smaller profit margins with new equipment and it is possible that we may lose money buying and selling the Cobra® equipment.

Cobra Lift Truck® Has No or Minimal Name Recognition in the Marketplace at this Time. Cobra Lift Truck® is not an established brand in the marketplace. We anticipate that we will price the Cobra Lift Ruck® equipment to be a cost effective alternative to other brands of new equipment. As a result, we may not be able to command the profit margins that we have experienced with second-hand and refurbished equipment.

Cobra Lift Truck® Has No Track Record for Quality and Reliability. Cobra Lift Truck® is manufactured by an equipment manufacturer in China. While this manufacturer provides equipment for other major label brands, we have no experience with the quality or reliability level of this equipment and we do not have a written contract with the manufacturer. The equipment is covered by a manufacturer's warranty for 18 months or 2,000 hours and additional warranty options are available through third parties with whom we contract. In addition, Cobra Lift Equipment LLC will provide technical support for purchasers. We do not expect warranty issues to affect investors. The Company will absorb the cost of any equipment that is returned.

Risks Associated with the Cobra Warranty. The manufacturer of the Cobra equipment offers a manufacturer's parts warranty for 18 months or 2,000 hours and additional warranty options are available through third parties with whom we contract. We have no experience with the willingness or ability of the manufacturer of the Cobra equipment to stand behind its warranty.

Enforcement of Agreements with Chinese Manufacturer. Because the manufacturer of the Cobra equipment is in China, our ability to enforce our agreements with this manufacturer may be minimal.

Risks Associated with International Suppliers. The new equipment to be sold under the Cobra Lift Truck® brand is sourced from a manufacturer in China. Political and economic considerations in China, the financial stability of our supplier, the availability of parts and raw materials to our supplier, equipment quality issues, currency exchange rates, transportation availability and cost, transportation security, inflation and other factors may affect this operation. These factors are beyond the Company's control. Additionally, the United States' foreign trade policies, tariffs and other impositions on imported goods may also affect this part of our business. While the Company will make every effort to anticipate and manage the risks associated with this business, there is no assurance that we will be successful in doing so.

Exposure to Third Party Claims for Failure of Equipment Failure. It is possible that in the event that a piece of equipment that we sold as part of the Program fails in the field, the Company and you, as a prior beneficial owner of the equipment (but not the legal owner), could have exposure for personal injury or property damage or both. In an effort to limit your exposure, the Company always retains actual title to the equipment and processes an internal purchase from you of the equipment to be sold to all third-party buyers before it is sold to the third-party buyer. As a result, at the time equipment leaves our possession, the Company is the sole "seller" of the equipment. In addition, the Company will assist investors to establish their own limited liability entity to make this investment if such assistance is desired. However, we cannot eliminate risk of exposure entirely. The Company carries liability insurance with an aggregate limit of $2 million.

Insolvency of a Refurbishment Contractor. The Company contracts with third party refurbishment contractors throughout the United States to perform refurbishment services. The Company does not do any of the refurbishment work itself. If a refurbishment contractor became insolvent or was subjected to a bankruptcy proceeding while our equipment was in its possession, it is possible that our equipment could be levied on by creditors of the refurbishment contractor. The Company has filed blanket Uniform Commercial Code ("UCC") financing statements in the jurisdiction of each equipment refurbishment contractor stating that from time to time the Company's equipment is present at the facility of the refurbishment contractor for servicing but that such equipment remains the property of the Company and its re-marketing clients. While the Company believes the filing of such UCC financing statements provides significant protection in the event of an insolvency, there is no guarantee that our filings will be respected.

Insolvency of the Company. If the Company were to become insolvent or was subjected to a bankruptcy proceeding while equipment you beneficially own is in our possession, it is likely that such equipment would be levied on by creditors. The Company is at all times the legal owner of the Equipment (while investors are the beneficial owners) which means that the Equipment would be considered an asset of the Company.

Limited Liquidity. The Equipment Purchasing Program Agreements are not assignable. Generally, your committed capital and profits will be invested and re-invested in equipment until your Program Agreement is terminated. You may terminate the Program Agreement upon 90 days' prior written notice to the Company. As an alternative to termination of a Program Agreement, you may withdraw a portion of your capital available for equipment purchase. If your withdrawal is $10,000 or less, the Company requires 7 days' prior written notice. If your withdrawal is more than $10,000, the Company requires 90 days' prior written notice. For clarity, if you wish to simply reduce the amount of capital available for equipment transactions, you do not have to terminate the Program Agreement.

If your terminate the Program Agreement or if you choose to withdraw more than $10,000 from your Dedicated Bank Account and your equipment cannot be remarketed within 90 days of your notice to terminate the Program Agreement, the Company will purchase your equipment for an amount equal to your allocation of the Original Purchase price plus your allocation of the Refurbishment Advance in order to fund your withdrawal.

No Participation in Management. You are not purchasing an interest in the Company. As a party to an Equipment Purchase Program Agreement, you will have no say in the operation of the Company, the purchase of equipment for your account, the mark-up on new equipment sold by the Company, to third parties or the negotiations with respect to the re-sale price of used equipment. If you are unhappy with the Company's operations or performance, your sole remedy is to terminate your Equipment Purchase Program Agreement.

Item 4. Plan of Distribution

No underwriters or dealers will be involved in the Offering. There will be no sales commission or sales charges in connection with the offering of the Equipment Purchasing Program Interests. Arcangelo Capozzolo, the Company's managing member and president, and Philip Sciolino, the Vice President of the Company, will promote the Offering and may act as salespersons. The Equipment Purchasing Program Interests will be offered only in the State of New York. The Equipment Purchasing Program Interests are being offered on a best efforts basis

Item 5. Use of Proceeds

The Equipment Purchase Program Agreement contemplates an ongoing series of transactions where your funds will be invested in whole or fractional interests in new and pre-owned equipment, pre-owned equipment will be refurbished and liquidated, and the funds will be reinvested in other similar equipment until such time as the Equipment Purchase Program is Agreement is terminated. None of the proceeds from the Offering will be used by the Company for its operations. The following is an outline of the form of Equipment Purchase Program Agreement. The Equipment Purchase Program Agreement should be read in its entirety. The terms and conditions of the Equipment Purchase Program Agreement are legally binding and supersede the description of the Equipment Purchase Program Agreement provided below. The Equipment Purchase Program Agreement may be terminated only as provided in the Equipment Purchase Program Agreement. You will relinquish control of the funds you commit for the duration of the Equipment Purchase Program Agreement. See "Termination of Equipment Purchase Program Agreement" below and RISK FACTORS – Limited Liquidity. For more information regarding the Company's business and the type of equipment to be purchased see Item 6 of this Offering Circular.

Bank Account

1. You agree to open a dedicated bank account with M&T Bank or such other bank as the Company may specify (the "Dedicated Bank Account").

2. You agree to deposit into the Dedicated Bank Account the amount of your investment as indicated in the Signature Page of the Equipment Purchase Program Agreement.

3. Your Dedicated Bank Account, but its terms, will enable the Company to electronically draw funds for the purchase of equipment on your behalf, as described below. In addition, investors will be asked to provide signed checks, made payable to Buffalo Forklift LLC, to fund Equipment purchases. The

Company agrees not to use funds in the Dedicated Bank Account for any purpose other than the purchase of Equipment as provided in the Equipment Purchase Program Agreement.

4. You will authorize the Company to deposit the proceeds of the sale of your equipment plus your share of the Profit (as defined below) in the Dedicated Bank Account.

5. As the owner of the Dedicated Bank Account, you will receive account statements directly from the bank.

Pre-Owned Equipment Purchases

1. The Company will identify second-hand industrial lift equipment that it believes can be refurbished and re-sold at a profit. Such lift equipment may include telescope lift equipment, forklifts, boom lifts, scissors lifts and push around lifts.

2. In the Equipment Purchase Program Agreement, you give the Company authorization to purchase equipment and fractional interests in equipment directly from the Company on your behalf. You authorize the Company to withdraw from your Dedicated Bank Account (i) the amount of the purchase of the equipment or fractional interests in equipment purchased and (ii) an additional amount equal to 20% of the amount of such purchase price allocated to you as an advance against the cost of refurbishment (the "Refurbishment Advance") if, in the opinion of the Company, the equipment requires refurbishment. Upon completion of a purchase of equipment, the Company will send you an e-mail notification specifying (a) the piece of equipment and your percentage interest in it, (b) the purchase price of the equipment allocated to you (the "Original Purchase Price") and (c) the amount allocated to you of the Refurbishment Advance.

3. The Company will act as your agent in acquiring the equipment. Equipment is always purchased from the Company after the Company has acquired it from another vendor. While the Company will take title to the equipment, you and the Company agree that you and the other owners of fractional interests in the equipment are the beneficial owner of the equipment so purchased.

4. The Company will <u>not</u> charge you a commission with respect to such purchase of equipment.

Refurbishment of Pre-Owned Equipment

1. The Company will arrange for the equipment you purchase an interest in to be shipped to a third party refurbishment contractor. The Company, itself, does not perform any refurbishment of equipment.

2. The Company contracts with eleven third party refurbishment contractors to handle equipment. They are located in:

Angola, Indiana
Gallatin, Tennessee
Batavia, New York
Port St. Lucie, Florida
Mulberry, Florida
Rockdale, Illinois
West Chicago, Illinois
Lancaster, South Carolina
Blacksburg, South Carolina
Centerton, Arkansas
Hartford, Wisconsin

The Company will direct the shipment of your equipment to the most appropriate refurbishment facility based upon proximity and availability. The Company may expand its network of refurbishment contractors and the locations where equipment can be refurbished.

3. Typical refurbishment of a forklift consists of servicing, paint, new parts (as required) and new tires (as required).

4. If the equipment purchased by the Company on your behalf has been refurbished in advance, the Company will immediately commence remarketing efforts. The Company will not withdraw a Refurbishment Advance from your Dedicated Bank Account if the equipment has already been refurbished.

Re-Marketing of Pre-Owned Equipment

1. The time for refurbishment and re-marketing of a typical piece of equipment averages two to three weeks from the date that you purchase the equipment. When your equipment has been refurbished, the Company will re-market it through its ongoing sales program, including its web site and e-mail newsletter. We expect that you will hold equipment purchased through an Equipment Purchase Program Agreement (from the purchase date through the date of re-sale) for approximately four months, on average.

2. Once a third-party buyer for the equipment is found, the Company will re-purchase the equipment from you and immediately re-sell the equipment to such third-party buyer. All sales of equipment will be concluded at prices and on terms agreed to by the Company with third party buyers. Such decisions shall be made by the Company, in its sole discretion.

Return of Capital and Profit Sharing on Pre-Owned Equipment

1. Upon conclusion of the sale of your equipment, the Company will deposit in your Dedicated Bank Account an amount equal to (a) a return of the Original Purchase Price and Refurbishment Advance (if any), plus (b) your allocation of 40% of the Profit derived from the transaction. In the event that, notwithstanding the best efforts of the Company, the equipment sells at a price that is less than the Original Purchase Price plus the Refurbishment Advance, you will suffer a loss on the equipment transaction and the Company will not make any profit.

2. In each case, "Profit" on a piece of equipment shall consist of: the gross sale price of the equipment by the Company to a third-party buyer <u>less</u> (a) the aggregate Original Purchase Price, plus (b) the actual cost of refurbishment (if any), plus (c) any costs of shipping and commissions paid in connection with the sale, and other expenses of the sale (if applicable). For clarity, if the actual cost of refurbishment is more or less than the amount of the Refurbishment Advance from investors, the Company will use such actual cost for purposes of calculating "Profit." "Profit" shall <u>not</u> include general overhead of the Company.

3. When funds are deposited in your Dedicated Bank Account, they will appear in your bank statements and you will be able to review the transaction by logging into your account with the Company at www.BuffaloForkliftBuyer.com.

An example of an expected pre-owned equipment transaction is as follows.

- The Company is offered a package or an individual piece of used equipment by a third party seller.

- The Company evaluates the equipment and negotiates a price.

- The Company purchases the equipment and allocates beneficial interests in the equipment to investors who have enough available funds in their Dedicated Bank Account. If the Company is paying a negotiated price for a package of multiple pieces of equipment, the Company will allocate of the investment in each piece of equipment based upon its assessment of fair market value, and such allocated price will with respect to each investor will be their Original Purchase Price.

- The Company will draw funds from your Dedicated Bank Account and purchase the equipment.

- You will receive an e-mail notification that equipment has been purchased on your behalf and you have been assigned an interest in that equipment.

- Upon purchase, the equipment will be shipped to the closest refurbishing vendor, or the refurbishing vendor with the most capacity at that time.

- Your interest in the equipment is logged into the Company's internal tracking systems. You will be able to log into your account page at www.BuffaloForkliftBuyer.com to see the history of your transactions using your personal computer and a web browser.

- An assessment of the equipment is made at the refurbishing site. If equipment is not reasonably close to being in the condition that was represented by the seller, the equipment may be returned to the seller and the transaction unwound.

- The extent of needed refurbishment is determined and refurbishing is then undertaken.

- At such time as the equipment is refurbished and ready to be re-sold, the equipment will be included in the Company's re-marketing program, which includes the Company's web site, its e-mail newsletter and other advertising channels.

- Once a buyer is found, the Company will use its best efforts to negotiate a favorable re-sale price.

- Upon reaching an agreement for the sale of the equipment with a third-party buyer, the Company will repurchase the equipment from you and sell it to the third-party buyer. The Company typically arranges for the equipment to be shipped to the buyer as part of the transaction.

- The Company looks for the most cost-effective transportation available, typically by identifying return haul trucks with capacity.

- Upon consummation of the sale, the Company determines the amount of the Profit. Funds are deposited in your Dedicated Bank Account in an amount equal to: (a) your allocation of the Original Purchase Price, and (b) your allocation of 40% of the Profit.

New Inventory

1. The Company, (doing business as Cobra Lift Truck®, and sometimes referred to herein as "Cobra"), purchases industrial lift equipment at wholesale from a manufacturer in China. Such lift equipment may include telescope lift equipment, forklifts, boom lifts, scissors lifts and push around lifts.

2. In the Equipment Purchase Program Agreement, you give the Company authorization to allocate to you whole and fractional beneficial interests in equipment purchased and owned by the Company. You authorize the Company to withdraw from your Dedicated Bank Account the amount of the purchase of the equipment or fractional interests in equipment purchased (which includes an allocation of any shipping, handling, taxes or other fees associated with the purchase). Upon completion of a purchase of equipment, the Company will send you an e-mail notification specifying (a) the piece of equipment and your percentage interest in it and (b) the purchase price of the equipment allocated to you (the "Original Purchase Price"). In all cases, the total Original Purchase Price

of any new piece of will be the Company's cost to acquire the equipment, which may include purchase price from the manufacturer, shipping, handling, insurance and related charges.

3. The Company will act as your agent in acquiring the equipment. While the Company will take title and possession of the equipment, as between you and the Company, you and the other investors are the beneficial owners of whole and fractional interests in the equipment once your funds have been deployed.

4. The Company will not charge you a commission with respect to such purchase of equipment.

5. No Refurbishment Advance will be collected in connection with the new Cobra® equipment.

Marketing of New Equipment

1. The Company markets new equipment through its ongoing sales program, including its web site and e-mail newsletter. We expect that you will hold equipment purchased through an Equipment Purchase Program Agreement (from the purchase date through the date of sale) from three weeks to four months.

2. We expect that the mark up on new equipment from the Original Purchase Price will be in the range of 10% to 30%, depending on the type of equipment and market factors. This estimate is a forward looking statement and may change as equipment transactions are actually undertaken.

3. Once a third-party buyer for the equipment is found, the Company will re-purchase the equipment from you and immediately re-sell the equipment to such third-party buyer.

Return of Capital and Profit Sharing on New Equipment

1. Upon conclusion of the sale of your equipment, the Company will deposit in your Dedicated Bank Account an amount equal to (a) a return of your allocation of the Original Purchase Price, plus (b) your allocation of 40% of the Profit derived from the transaction.

2. In each case, "Profit" on a piece of equipment shall consist of: the gross sale price of the equipment by the Company to a third-party buyer less (a) the aggregate Original Purchase Price and (b) any costs for shipping and commissions paid in connection with the sale, and other expenses of the sale (if applicable). "Profit" shall not include general overhead of the Company.

3. In the event that equipment is ultimately sold at a loss (ie: less than the Original Purchase Price), the Company will deposit in your Dedicated Bank Account your

allocation of the proceeds of the sale. In such event, where there is no Profit, the Company would not receive any compensation. Subject to the advice of your personal tax advisor, you may be able to take a business loss tax deduction in the tax year in which the transaction occurred.

4. When funds are deposited in your Dedicated Bank Account, they will appear in your bank statements and you will be able to review the transaction by logging into your account with the Company at www.BuffaloForkliftBuyer.com.

Profits

Distributions of Profits to you will be retained in your Dedicated Bank Account and used by the Company for further equipment purchases as opportunities arise.

An example of an expected new equipment transaction is as follows.

- The Company orders new equipment on behalf of parties that have entered into Program Agreements. The Company then allocates among the investors with sufficient funds in their Dedicated Bank Account an investment in each piece of new equipment based upon (a) the actual sale price paid by the Company or Cobra, plus (b) any costs and fees associated with shipping and importing the equipment. Such allocated price, with respect to each investor, will be their Original Purchase Price.

- The Company will draw funds from your Dedicated Bank Account and purchase the beneficial interest in the equipment.

- You will receive an e-mail notification that equipment has been purchased on your behalf and you have been assigned an interest in that equipment.

- Your interest in the equipment is logged into the Company's internal tracking systems. You will be able to log into your account page at www.BuffaloForkliftBuyer.com to see the history of your transactions using your personal computer and a web browser.

- The equipment will be included in the Company's marketing program, which includes the Company's web sites, e-mail newsletter and other advertising channels.

- Once a buyer is found, the Company will undertake to reach an agreement for the sale of the equipment with the third-party buyer.

- Upon reaching an agreement for the sale of the equipment, the Company will repurchase the equipment from you and sell it to the third-party buyer. The Company typically arranges for the equipment to be shipped to the buyer as part of the transaction.

- The Company looks for the most cost-effective transportation available, typically by identifying return haul trucks with capacity. The Company has an affiliated freight broker that arranges for transportation. See Item 6, Description of Business.

- Upon consummation of the sale, the Company will determine the amount of the Profit and the allocation to each investor after the Company takes its 60% share of the Profit. Funds are deposited in your Dedicated Bank Account in an amount equal to: (a) your allocation of the Original Purchase Price, and (b) your allocation of 40% of the Profit.

Termination of a Program Agreement

If there are funds in an investor's Dedicated Bank Account that have not been committed to the purchase of Equipment, the investor may withdraw such funds upon prior notice to the Company without terminating the Program Agreement. If you withdraw funds from the Dedicated Bank Account in an amount less than $10,000, the Company requires 7 days' prior written notice. If your withdrawal is more than $10,000, the Company requires 90 days' prior written notice. For clarity, if you wish to simply reduce the amount of capital available for equipment transactions, you do not have to terminate the Equipment Purchase Program Agreement.

The Program Agreements can be terminated upon 90 days prior written notice to the Company. Once the Company receives notice that you wish to terminate the Equipment Purchase Program Agreement, the Company will immediately cease efforts to identify equipment purchases on your behalf. If you own equipment at the time that a notice is received, you will not receive a return of your funds until such time as the equipment is re-marketed and sold to a third party buyer or the 90-day period has elapsed.

If your terminate the Equipment Purchase Program Agreement or if you choose to withdraw more than $10,000 from your Dedicated Bank Account and your equipment cannot be remarketed within 90 days of your notice to terminate the Equipment Purchase Program Agreement, the Company will purchase your equipment for an amount equal to your allocation of the Original Purchase price plus your allocation of the Refurbishment Advance (in the case of second-hand equipment) in order to fund the amount of your withdrawal.

Compensation to the Company

The Company will receive 60% of Profits upon a completed sale of each piece of equipment beneficially owned by you. You will receive your allocation of 40% of Profits. The Company does not asses any fees or commissions. The Company covers all of its overhead and cost of doing business from its share of the Profits.

Duration of Opportunity

Opportunities to enter into Equipment Purchase Program Agreements will be available until such time as the Company has entered into Equipment Purchase Program Agreements representing an aggregate of $5 million in funds available for equipment transactions. The Company may terminate this offering in advance of reaching such amount at any time, in its sole discretion.

Item 6. Description of Business

Company History and Overview

The Company is a New York limited liability company. No interest in the Company, is offered hereby. The Company will have sole discretion and authority on behalf of parties to the Program Agreements to identify new and second-hand lift equipment, purchase the equipment, allocated interests in the equipment to investors and refurbish (if applicable) and remarket the equipment.

The Company has over five years of experience in the business of buying and selling lift second-hand equipment. Since its inception, the Company has engaged in equipment transactions having an aggregate dollar value in excess of $46 million. The Company is primarily in the business of buying and selling lift second-hand equipment and contracts with third parties to refurbish the lift equipment prior to re-sale. The Company has no refurbishment facilities of its own and equipment is warehoused with third-party refurbishers until it is re-sold.

The Company, doing business as "Cobra Lift Equipment" contracts with a supplier located in China to manufacture its new equipment inventory under its house brand "Cobra Lift Truck®." The Cobra lifts are based on a non-proprietary designs utilizing engines manufactured by globally recognized manufacturers such as GM, Toyota, Deutz and Isuzu. The Company, through its Cobra brand, is seeking to establish itself as a supplier of a broad range of new lift equipment. Equipment will be sold from inventory warehoused with the Company's third-party refurbishers, or can be custom ordered with delivery possible in a three-week to four-month timeframe, depending upon the equipment.

International Freight Movers, LLC, is a New York limited liability company controlled by Arcangelo Capozzolo which provides freight brokering services to the Company and to a limited number of third parties.

Industry Overview

A "forklift" or "forklift truck" is a powered industrial truck used to lift and move heavy materials over short distances. A forklift has a hydraulic lifting mechanism and forks to carry, push, pull, lift, stack or tier material. Industrial lift equipment can be found in many industries and business sectors, including manufacturing, rentals, warehousing and distributing firms, retail stores, agriculture, aviation, oil and gas, and private use. Second-hand and refurbished lift equipment is generally purchased by businesses anticipating occasional or seasonal use, at a lower duty cycle, whereas a businesses anticipating near constant use requiring a significant amount of uptime are more likely to purchase new equipment. While demand for industrial lift equipment depends on the general economic conditions of the markets the Company serves, we anticipate an increase in demand, both domestically and internationally, in the years to come.

In 2013, the top twenty manufacturers of forklifts posted sales of $30.4 billion with 944,405 machines sold. (Bond, Josh (August 1, 2013) "Top 20 Lift Truck Suppliers, 2013" - Modern Materials Handling). The total U.S. forklift market in 2013 is estimated to have been approximately $33 billion. ("Forklift & Handling Equipment Industry Report". Pell Research. - http://www.pellresearch.com/forklift-conveyor-material-handling-equipment-manufacturing/).

The following table is provided my Modern Materials Handling at the website at http://www.mmh.com/article/top_20_lift_truck_suppliers_2013. The table shows the top 20 suppliers of forklifts in 2013.

Top 20 industrial lift truck suppliers

Rank	Company	2011 Rank	2011 Revenue	2012 Revenue*	North American brands	World headquarters
1	Toyota Industries Corp.	1	$5.9 billion	$6.877 billion	Toyota, Raymond	Aichi, Japan
2	Kion Group	2	$5.6 billion	$6.25 billion	Linde	Wiesbaden, Germany
3	Jungheinrich AG	3	$2.738 billion	$2.864 billion	Sold in NA by MCFA	Hamburg, Germany
4	Hyster-Yale Materials Handling	4	$2.5 billion	$2.469 billion	Hyster, Yale	Cleveland, Ohio
5	Crown Equipment Corp	5	$2.1 billion	$2.2 billion	Crown, Hamech	New Bremen, Ohio
6	UniCarriers Americas Corp.	8	$1 billion	$1.9 billion	Nissan, TCM, Barrett, Atlet, UniCarriers	Tokyo, Japan
7	Komatsu Utility Co.	7	$1.1 billion	$1.4 billion	Komatsu, Tusk	Tokyo, Japan
8	Mitsubishi Caterpillar Forklift	6	$1.464 billion	$1.355 billion	Mitsubishi, CAT, Jungheinrich (NA only)	Sagamihara, Japan
9	Anhui Forklift Truck Group Corp	8	$1.01 billion	$976 million	Heli	Hefei, Anhui, China
10	Nippon Yusoki Co	10	$879 million	$962 million	Not available in North America	Kyoto, Japan
11	Hangcha Group Co	14	$860 million	$831 million	HC, Hangcha	Hangzhou, China
12	Clark Material Handling	12	$677 million	$681 million	Clark	Seoul, South Korea
13	Doosan Industrial Vehicle	13	$532 million	$650 million	Doosan	Seoul, South Korea
14	Hyundai Heavy Industries	15	$321 million	$442 million	Hyundai	Ulsan, South Korea
15	Tailift	16	$152 million	$166 million**	Tailift, World-Lift	Taichung, Taiwan
16	Combilift	17	$125 million	$144 million	Combilift	Monaghan, Ireland
17	Hubtex	18	$91 million	$99 million**	Hubtex	Fulda, Germany
18	Hytsu	N/A	$69 million***	$75 million**	Hytsu	Shanghai, China
19	Godrej & Boyce Manufacturing	19	$64 million	$70 million**	Not available in North America	Mumbai, India
20	Paletrans Equipment	20	$58 million	$63 million**	Paletrans	Cravinhos, Brazil

Competitive Advantages of the Company

Integral to the Company's business strategy is our commitment to keeping overhead costs down. Equipment is generally transported through an affiliated freight broker, International Freight Movers, LLC, enabling the Company to post its own loads and save approximately 25%-30% on freight commissions. In addition, by using third parties to refurbish and warehouse used equipment, the Company is able to keep costs associated with inventory storage, labor, parts, and maintenance to a minimum.

By utilizing third parties for refurbishment, storage and maintenance, the Company is able to dedicate a significant portion of its operating budget to marketing. The Company spends over $60,000 monthly on advertising equipment using the following outlets: the Company website, the Cobra website, trade journals, other equipment dealers and the Company's weekly newsletter.

Cobra®, the Company's house brand of new lift equipment, is manufactured in China using industry standard engines combined with a non-proprietary design. This allows the Company to keep prices low without sacrificing quality or reliability.

Typical Costs Associated with Equipment

The purchase price paid by the Company for pre-owned equipment generally ranges from $7,000 to $75,000 and is dependent on the specific type of equipment bought. The reconditioning process varies based on the need of a specific piece of equipment. Typical refurbishment of a forklift consists of servicing, paint, new parts (as required) and new tires (as required). Reconditioning the equipment typically costs from $3,000 to $7,000, and the equipment is resold for between $15,000 and $150,000.

The Company anticipates that approximately 10% of its total business (new and second-hand equipment together) going forward will consist of new equipment to be marketed under the Cobra Lift Truck® brand. The Company has no prior history in the wholesale purchase and sale of privately manufactured new equipment.

Intellectual Property

Our Cobra Lift Truck® brand is manufactured using non-proprietary designs, and we have no patent or patent protection. The Company owns the registration for the "Cobra Lift Truck®" trademark.

Item 7. Description of Property

Description of Equipment

The Company primarily sells the following types of industrial lift equipment:

Forklifts	A "forklift" or "forklift truck" is a powered industrial truck used to lift and move heavy materials over short distances. A forklift has a hydraulic lifting mechanism and forks to carry, push, pull, lift, stack or tier material. Industrial lift equipment can be found in many industries and business sectors, including manufacturing, rentals, warehousing and distributing firms, retail stores, agriculture, aviation, oil and gas, and private use.
Boom lifts	An elevated work platform (also known as a "cherry picker," "boom lift," "man lift," "basket crane" or "hydraladder") is a type of aerial work platform that consists of a platform or bucket at the end of a hydraulic lifting system.
Telehandlers	A machine (Sometimes referred to as a "telescopic handler," or "telehandler") widely used in agriculture and industry. It is similar

	in appearance and function to a forklift but is more a crane than forklift, with the increased versatility of a single telescopic boom that can extend forwards and upwards from the vehicle. On the end of the boom the operator can fit one of several attachments, such as a bucket, pallet forks, muck grab, or winch.
Scissor lifts	A scissor lift is a type of platform that can usually only move vertically. The mechanism to achieve this is the use of linked, folding supports in a criss-cross "X" pattern, known as a scissor mechanism. The upward motion is achieved by the application of pressure to the outside of the lowest set of supports, elongating the crossing pattern, and propelling the work platform vertically. The platform may also have an extending "bridge" to allow closer access to the work area, because of the inherent limits of vertical-only movement. The contraction of the scissor action can be hydraulic, pneumatic or mechanical. Depending on the power system employed on the lift, it may require no power to enter "descent" mode, but rather a simple release of hydraulic or pneumatic pressure.

Warehousing of Equipment

The Company contracts with eleven (11) third-party refurbishment contractors to handle equipment. They are located in:

Angola, Indiana
Gallatin, Tennessee
Batavia, New York
Port St. Lucie, Florida
Mulberry, Florida
Rockdale, Illinois
West Chicago, Illinois
Lancaster, South Carolina
Blacksburg, South Carolina
Centerton, Arkansas
Hartford, Wisconsin

The Company will direct the shipment of your equipment to the most appropriate refurbishment facility based upon proximity and availability. The Company may expand its network of refurbishment contractors and the locations where equipment can be refurbished. The Company anticipates that new inventory will also be housed with our refurbishment contractors prior to re-sale to third party customers.

Item 8. Directors, Officers and Significant Employees

Arcangelo Capozzolo. Arcangelo Capozzolo is the Sole Member and Manager of the Company. Mr. Capozzolo founded the Company in 2008 and has been directly involved in all aspects of the business, including the buying and selling of heavy lift equipment. Mr. Capozzolo also founded Mac Transportation & Tours LLC in 2010, a company that owns seven limousines and luxury buses. Prior to founding the Company, and Mac Transportation & Tours LLC, Mr. Capozzolo founded Freedom LLC in 2003, which manufactures and markets a line of proprietary skin care products. Mr. Capozzolo's business philosophy is to provide quality products and services at a fair price and backed by outstanding customer services and accessibility to his clients and business partners. Mr. Capozzolo is 39 years old.

Philip Sciolino. Philip Sciolino is a Vice President of the Company. His principal responsibilities include the management of Program Agreements and support for equipment transactions. Prior to joining the Company in 2013, Mr. Sciolino had more than 15 years of sales, merchandising, marketing and management experience. From 2003 to 2013, Mr. Sciolino was a Vice President of Food Channel Development with Lifetime Brands, Inc. a leading distributor of nationally branded kitchenware, home décor and lifestyle products. From 2000 to 2003, Mr. Sciolino was a Merchandiser for Tops Markets Inc. While with Tops Markets, Mr. Sciolino promoted and selected new grocery products for the company's 150 supermarkets and managed retail product categories, negotiated contracts, analyzed product trends and managed corporate budgets and goals associated with a $250 million sales budget. Mr. Sciolino a Bachelor of Science in Business Marketing as well as a Minor in Sales from Daemon College. He is also a volunteer for a Cub Scout Pack and a baseball and basketball coach. Mr. Sciolino is 44 years old.

Item 9. Remuneration of Directors and Officers

No investment is being made in the Company. Compensation of officers and Members of the Company varies from year to year based upon the operating profits of the Company. For the fiscal year ended December 31, 2013, Mr. Capozzolo received approximately $616,000 in compensation consisting of a distribution of profits and Mr. Sciolino received approximately $48,192 in compensation consisting of monthly compensation and bonus.

Item 10. Security Ownership of Management and Certain Security Holders

Arcangelo Capozzolo, the Manager of the Company, is also the sole member of the Company and the holder of all of the Company's issued and outstanding membership interests.

Item 11. Interest of Management and Others in Certain Transactions

As the sole member of the Company, Mr. Capozzolo may be deemed to have an interest in all transactions undertaken by the Company.

Item 12. Securities Being Offered

The Company is offering to investors the opportunity to enter into an Equipment Purchase Program Agreement with the Company. The Equipment Purchase Program Agreement enables investors to purchase whole and fractional interests in new and pre-owned forklifts and other lift equipment to be sourced, refurbished and re-marketed by the Company. The Equipment Purchase Program Agreement is included with this Offering Circular as Exhibit 4.1 and is more completely described in "Item 5, Use of Proceeds herein." No interest in the Company is offered hereby. Investors are strongly urged to read the Equipment Purchase Program Agreement in its entirely and consult with legal counsel prior to making this investment.

Part F/S

(1) Balance Sheet of Buffalo Forklift, LLC as of June 30, 2014 (unaudited)

(2) Income Statements of Buffalo Forklift, LLC for the years ended December 31, 2012 and December 31, 2013 (unaudited)

(3) Financial Statements of Businesses Acquired or to be Acquired
Not applicable.

(4) Pro Forma Financial information
Not applicable.

Buffalo Forklift LLC
Profit and Loss
January - June, 2014

	Total
Income	
refund	-34,536.83
Sales	10,999,676.67
sales (wires)	387,568.25
Sales of Product Income	4,900.00
Unapplied Cash Payment Income	165,300.00
Total Income	$11,522,908.09
Cost of Goods Sold	
Equipment	4,854,393.00
Parts Purchases	55,506.45
service fee	481,177.06
Total Cost of Goods Sold	$5,391,076.51
Gross Profit	$6,131,831.58
Expenses	
Advertising and Promotion	158,793.16
Office/General Administrative Expenses	832.28
Total Advertising and Promotion	159,625.44
Automobile Expense	30,308.01
Bank Service Charges	1,080.01
Charitable Contributions	9,520.00
Computer and Internet Expenses	5,445.22
consulting fee	715.86
county taxes	8,542.06
Dues and Subscriptions	900.45
Equipment Rental	21,423.38
Insurance Expense	84,263.42
General Liability Insurance	4,333.00
Total Insurance Expense	88,596.42
Interest Expense	3,270.12
legal and Professional	27,150.00
licenses and fees	80.00
Meals and Entertainment	16,341.80
Merchant Account Fees	-100.00
Miscellaneous Expense	25,000.00
Office expense	10,653.62

Office Supplies	7,777.18
Parking & Tolls	45.00
Payroll Expenses	68,578.18
payroll fees	451.37
payroll tax expense	28,492.86
Postage and Delivery	612.07
Professional Fees	89,014.07
Purchases	2,000.00
referral fee	4,564,080.78
Rent Expense	54,115.87
Repairs & Maintence	8,202.89
Sales and Marketing Expense	67,954.72
shipping	359,013.50
Shop Expense	469.48
supplies	17,065.68
Telephone Expense	7,154.24
tolls	166.58
Travel Expense	5,805.76
Unapplied Cash Bill Payment Expense	-300,000.00
Uncategorized Expense	4,366.06
Utilities	8,390.94
Total Expenses	$5,402,309.62
Net Operating Income	$729,521.96
Net Income	$729,521.96

Buffalo Forklift LLC
Profit and Loss
January - December 2013

	Total
Income	
refund	-131,283.27
Sales	19,998,968.27
sales (wires)	280,669.72
Sales of Product Income	37,025.00
Unapplied Cash Payment Income	2,150.00
Total Income	$20,187,529.72
Cost of Goods Sold	
Equipment	9,600,039.72
Inventory Shrinkage	
Parts Purchases	83,663.06
service fee	964,672.15
Total Cost of Goods Sold	$10,648,374.93
Gross Profit	$9,539,154.79
Expenses	
Advertising and Promotion	664,102.71
Office/General Administrative Expenses	130.48
Total Advertising and Promotion	664,233.19
Automobile Expense	41,030.63
Bank Service Charges	8,512.12
Business Licenses and Permits	594.20
cable expense	341.74
Charitable Contributions	27,168.00
Computer and Internet Expenses	46,616.02
consulting fee	548.10
county taxes	4,922.69
Dues and Subscriptions	17,375.76
Equipment Rental	2,633.48
Insurance Expense	54,900.57
General Liability Insurance	9,307.52
Health Insurance	9,913.45
Life and Disability Insurance	74,956.60

Total Insurance Expense	149,078.14
Interest Expense	448.81
legal and Professional	4,106.25
licenses and fees	3,177.50
Meals and Entertainment	28,648.55
Medical Expense	116.57
Merchant Account Fees	2,961.61
Miscellaneous Expense	5,145.85
Office expense	14,758.20
Office Supplies	26,219.13
Parking & Tolls	15.00
Payroll Expenses	159,353.28
payroll fees	1,160.53
payroll tax expense	25,983.61
Postage and Delivery	848.04
Professional Fees	84,925.96
referral fee	6,274,779.27
Rent Expense	116,129.70
Repairs & Maintence	62,370.70
Sales and Marketing Expense	179,555.44
shipping	684,750.42
Shop Expense	2,913.13
State Tax Expense	77.00
supplies	31,968.72
Telephone Expense	14,453.57
tolls	318.39
Travel Expense	3,197.72
Uncategorized Expense	12,558.27
Utilities	14,967.86
Total Expenses	$8,718,963.15
Net Operating Income	$820,191.64
Other Expenses	
Reconciliation Discrepancies	503.36
Total Other Expenses	$503.36
Net Other Income	$ -503.36
Net Income	$819,688.28

Buffalo Forklift LLC
Profit and Loss
January - December 2012

	Total
Income	
Markup	
refund	-1,950.00
Sales	7,518,200.58
sales (wires)	2,824,430.06
Total Income	$10,340,680.64
Cost of Goods Sold	
Equipment	5,541,307.62
Parts Purchases	197,743.43
service fee	559,944.93
Subcontracted Services	2,135.94
Total Cost of Goods Sold	$6,301,131.92
Gross Profit	$4,039,548.72
Expenses	
Advertising and Promotion	441,310.36
Automobile Expense	20,020.60
Bank Service Charges	3,029.30
Bank Transfer	-270.00
Charitable Contributions	11,765.00
Computer and Internet Expenses	12,461.87
consulting fee	1,750.00
county taxes	3,712.00
Dues and Subscriptions	10,876.97
Equipment Rental	1,895.19
Insurance Expense	92,000.27
Health Insurance	1,030.25
Life and Disability Insurance	153.76
Total Insurance Expense	93,184.28
Interest Expense	13,765.85
licenses and fees	164.00
Meals and Entertainment	2,694.76
Merchant Account Fees	4,883.78
Office Supplies	6,428.89
Payroll Expenses	209,977.72

payroll fees	960.76
payroll tax expense	35,510.40
Postage and Delivery	3,234.94
Printing and Reproduction	1,325.40
Professional Fees	18,059.00
ref fee (deleted)	972,760.09
referral fee	260,880.58
Rent Expense	48,915.96
Repairs & Maintence	17,731.89
reimbursement (deleted)	581.66
Total Repairs & Maintence	18,313.55
Seminars & Education	6,000.00
shipping	549,538.36
State Tax Expense	75.39
supplies	7,459.79
Telephone Expense	3,987.84
Travel Expense	3,523.21
Uncategorized Expense	75,889.99
Utilities	12,679.66
Gas	21,460.00
Total Utilities	34,139.66
Total Expenses	$2,878,225.49
Net Operating Income	$1,161,323.23
Other Expenses	
Reconciliation Discrepancies	-27,548.37
Total Other Expenses	$ -27,548.37
Net Other Income	$27,548.37
Net Income	$1,188,871.60

Buffalo Forklift LLC
Balance Sheet
As of June 30, 2014

	Total
ASSETS	
Current Assets	
Bank Accounts	
Buffalo Forklift LLC DO NOT USE	0.00
Buffalo Forklift LLC wire DNU (deleted)	0.00
First Niagara Operating	0.00
First Niagara Wire	0.00
HSBC DO NOT USE (deleted)	0.00
HSBC Wire Account DNU	0.10
M & T Operating Account	1,322,000.71
M & T Wire Account	120,385.31
Total Bank Accounts	$1,442,386.12
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	$0.00
Other current assets	
inventory	390,050.27
Inventory Asset	9,250.00
loan to shareholder - IFM	2,727.00
loan to shareholder - Mac Trans	232,204.00
loan to shareholder Freederm Products	140,921.77
Uncategorized Asset	-25,000.00
Undeposited Funds	0.00
Total Other current assets	$750,153.04
Total Current Assets	$2,192,539.16
Fixed Assets	
Furniture and Equipment	47,314.69
Total Fixed Assets	$47,314.69
TOTAL ASSETS	$2,239,853.85
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	$0.00

Credit Cards	
American Express - 81006	3,853.95
American Express - 82004	0.00
Amex - 52000	87,757.21
Amex Business 71001	22,474.07
capital one	-17,428.16
Total Credit Cards	$96,657.07
Other Current Liabilities	
Cayuga County, New York is 8% Payable	0.00
Chautauqua County 7.5% Payable	2,700.00
Chemung County, New York is 8% Payable	0.00
Cicero in Onondaga County, New York is 8%. Payable	0.00
Columbia County (8%) Payable	2,448.00
Cortland County, New York is 8% Payable	1,240.00
East Otto in Cattaraugus County, New York is 8% Payable	0.00
ERIE COUNTY Payable	1,006.25
Farmington in Ontario County, New York is 7.5% Payable	0.00
Federal Taxes Payable	0.00
Fulton County, New York is 8% Payable	1,192.00
Kings County, New York is 8.875%. Payable	1,664.06
line of credit key bank	0.00
loan payable	191,207.10
Madison County 8% Payable	2,880.00
Nassau County, New York is 8.625 Payable	0.00
Nassau County, New York is 8.625% Payable	754.69
New York City in New York County, New York is 8.875% Payable	0.00
Niagara County, New York is 8% Payable	1,996.00
NY Payable	8,038.50
NYS TAXES	-1,330.82
Onondaga County. NY Payable	2,072.00
Otsego County, New York is 8% Payable	0.00
payroll taxes	0.00
Revenue Canada Payable	35,197.63
Rockland County, New York is 8.375%. Payable	0.00
Saint Lawrence County, New York is 7%. Payable	1,750.00
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
stockholder equity (deleted)	0.00
TAX EXEMPT FORM PROVIDED Payable	0.00
Ulster County 8% Payable	0.00
Ulster County, New York is 8% Payable	2,560.00

Wainscott in Suffolk County, New York is 8.625% Payable	819.38
Wayne County Tax (8%) Payable	6,880.00
Westchester County, New York is 8.375% Payable	5,602.88
Total Other Current Liabilities	$268,677.67
Total Current Liabilities	$365,334.74
Long-Term Liabilities	
ECIDA Loan Payable	62,257.21
Line of Credit - M & T Bank	494,177.93
loan from shareholder	10,208.00
M & T Term Loan	199,313.09
Total Long-Term Liabilities	$765,956.23
Total Liabilities	$1,131,290.97
Equity	
Members Draw	-1,629,518.96
Members Equity	2,008,559.88
Opening Balance Equity {4}	0.00
Net Income	729,521.96
Total Equity	$1,108,562.88
TOTAL LIABILITIES AND EQUITY	$2,239,853.85

Buffalo Forklift LLC
Profit and Loss
January - December 2012

	Total
Income	
Markup	
refund	-1,950.00
Sales	7,518,200.58
sales (wires)	2,824,430.06
Total Income	**$10,340,680.64**
Cost of Goods Sold	
Equipment	5,541,307.62
Parts Purchases	197,743.43
service fee	559,944.93
Subcontracted Services	2,135.94
Total Cost of Goods Sold	**$6,301,131.92**
Gross Profit	**$4,039,548.72**
Expenses	
Advertising and Promotion	441,310.36
Automobile Expense	20,020.60
Bank Service Charges	3,029.30
Bank Transfer	-270.00
Charitable Contributions	11,765.00
Computer and Internet Expenses	12,461.87
consulting fee	1,750.00
county taxes	3,712.00
Dues and Subscriptions	10,876.97
Equipment Rental	1,895.19
Insurance Expense	92,000.27
Health Insurance	1,030.25
Life and Disability Insurance	153.76
Total Insurance Expense	**93,184.28**
Interest Expense	13,765.85
licenses and fees	164.00
Meals and Entertainment	2,694.76
Merchant Account Fees	4,883.78
Office Supplies	6,428.89
Payroll Expenses	209,977.72
payroll fees	960.76
payroll tax expense	35,510.40
Postage and Delivery	3,234.94
Printing and Reproduction	1,325.40
Professional Fees	18,059.00
ref fee (deleted)	972,760.09
referral fee	260,880.58
Rent Expense	48,915.96
Repairs & Maintence	17,731.89

	Total
reimbursement (deleted)	581.66
Total Repairs & Maintence	**18,313.55**
Seminars & Education	6,000.00
shipping	549,538.36
State Tax Expense	75.39
supplies	7,459.79
Telephone Expense	3,987.84
Travel Expense	3,523.21
Uncategorized Expense	75,889.99
Utilities	12,679.66
Gas	21,460.00
Total Utilities	**34,139.66**
Total Expenses	**$2,878,225.49**
Net Operating Income	**$1,161,323.23**
Other Expenses	
Reconciliation Discrepancies	-27,548.37
Total Other Expenses	**$ -27,548.37**
Net Other Income	**$27,548.37**
Net Income	**$1,188,871.60**

Monday, Jul 28, 2014 12:15:35 PM PDT GMT-4 - Cash Basis

This report was created using QuickBooks Online Plus.

Buffalo Forklift LLC
Profit and Loss
January - December 2013

	Total
Income	
refund	-131,283.27
Sales	19,998,968.27
sales (wires)	280,669.72
Sales of Product Income	37,025.00
Unapplied Cash Payment Income	2,150.00
Total Income	**$20,187,529.72**
Cost of Goods Sold	
Equipment	9,600,039.72
Inventory Shrinkage	
Parts Purchases	83,663.06
service fee	964,672.15
Total Cost of Goods Sold	**$10,648,374.93**
Gross Profit	**$9,539,154.79**
Expenses	
Advertising and Promotion	664,102.71
Office/General Administrative Expenses	130.48
Total Advertising and Promotion	**664,233.19**
Automobile Expense	41,030.63
Bank Service Charges	8,512.12
Business Licenses and Permits	594.20
cable expense	341.74
Charitable Contributions	27,168.00
Computer and Internet Expenses	46,616.02
consulting fee	548.10
county taxes	4,922.69
Dues and Subscriptions	17,375.76
Equipment Rental	2,633.48
Insurance Expense	54,900.57
General Liability Insurance	9,307.52
Health Insurance	9,913.45
Life and Disability Insurance	74,956.60
Total Insurance Expense	**149,078.14**
Interest Expense	448.81
legal and Professional	4,106.25
licenses and fees	3,177.50
Meals and Entertainment	28,648.55
Medical Expense	116.57
Merchant Account Fees	2,961.61
Miscellaneous Expense	5,145.85
Office expense	14,758.20
Office Supplies	26,219.13

	Total
Parking & Tolls	15.00
Payroll Expenses	159,353.28
payroll fees	1,160.53
payroll tax expense	25,983.61
Postage and Delivery	848.04
Professional Fees	84,925.96
referral fee	6,274,779.27
Rent Expense	116,129.70
Repairs & Maintence	62,370.70
Sales and Marketing Expense	179,555.44
shipping	684,750.42
Shop Expense	2,913.13
State Tax Expense	77.00
supplies	31,968.72
Telephone Expense	14,453.57
tolls	318.39
Travel Expense	3,197.72
Uncategorized Expense	12,558.27
Utilities	14,967.86
Total Expenses	**$8,718,963.15**
Net Operating Income	**$820,191.64**
Other Expenses	
Reconciliation Discrepancies	503.36
Total Other Expenses	**$503.36**
Net Other Income	**$ -503.36**
Net Income	**$819,688.28**

Monday, Jul 28, 2014 12:14:47 PM PDT GMT-4 - Cash Basis

This report was created using QuickBooks Online Plus.

PART III-EXHIBITS

Item 1. Index to Exhibits

See Part III-Item 2. "Description of Exhibits," below.

Item 2. Description of Exhibits

Exhibit No.		Description
2.1		Articles of Organization of Buffalo Forklift, LLC
2.2		Operating Agreement of Buffalo Forklift, LLC
4.1		Form of Equipment Purchase Program Agreement
10.1		Consent of Kavinoky Cook LLP (contained in Exhibit 11.1)
11.1		Opinion of Kavinoky Cook LLP

SIGNATURES

The issuer has duly caused this offering statement to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on September 9, 2014.

BUFFALO FORKLIFT, LLC

By: ______________________
Arcangelo Capozzolo, Manager

NAME	TITLE	DATE
Arcangelo Capozzolo	Sole Member and Manager	September 9, 2014
Philip Sciolino	Vice President	September 9, 2014

State of New York
Department of State } **ss:**

I hereby certify, that BUFFALO FORKLIFT, LLC a NEW YORK Limited Liability Company filed Articles of Organization pursuant to the Limited Liability Company Law on 01/16/2008, and that the Limited Liability Company is existing so far as shown by the records of the Department.

***

Witness my hand and the official seal of the Department of State at the City of Albany, this 20th day of August two thousand and fourteen.

Anthony Giardina
Executive Deputy Secretary of State

201408210140 * 45

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy for BUFFALO FORKLIFT, LLC, File Number 080116000595 has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.

WITNESS my hand and offical seal of the Department of State, at the City of Albany, on September 08, 2014.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 06/07

080116000595

ARTICLES OF ORGANIZATION

OF

BUFFALO FORKLIFT, LLC

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is **Buffalo Forklift, LLC**.

SECOND: The county within New York State in which the office of the limited liability company is to be located is **Erie County**

THIRD: The Secretary of State of New York is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is **80 Earhart Drive, Williamsville, New York, 14221.**

Arcangelo Capozzolo
(signature of organizer)

Arcangelo Capozzolo
(typed name of organizer)

Filed by: **Kristin Kozlowski, Attorney**
4515 Christian Drive
Clarence, New York, 14031

080116000595

080116000595

ARTICLES OF ORGANIZATION
OF

BUFFALO FORKLIFT, LLC

Under Section 203 of the Limited Liability Company Law

Filed by: **Kristin Kozlowski, Attorney**
4515 Christian Drive
Clarence, New York, 14031

FILED 2008 JAN 16 PM 12:41

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JAN 16 2008
TAX $ Ø
BY: LSW

RECEIVED
2008 JAN 16 AM 10:06

LSW-Ø

637

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy for BUFFALO FORKLIFT, LLC, File Number 080411000981 has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.

WITNESS my hand and offical seal of the Department of State, at the City of Albany, on September 08, 2014.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 06/07

080411000981

CERTIFICATE OF PUBLICATION

OF

BUFFALO FORKLIFT, LLC

Under Section 206 of the Limited Liability Company Law

The undersigned is the **MEMBER** of **BUFFALO FORKLIFT, LLC.**

The Articles of Organization were filed by the New York Department of State on:

January 16, 2008

The published notices described in the annexed affidavits of publication contain all of the information required by section 206 of the Limited Liability Company Law.

The newspapers described in such affidavits of publication satisfy the requirements set forth in the Limited Liability Company Law and the designation by the county clerk.

I certify that the foregoing statements to be true under penalties of perjury.

3/31/08
(Date)

[signature]
(Signature)

ARCANGELO CAPOZZOLO
(Type or Print Name)

080411000981

Bee Group Newspapers

WNY's Leading Suburban Newspapers

Affidavit of Publication under Section 206 of the Limited Liability Company Law

STATE OF NEW YORK) ss.

COUNTY OF ERIE)

The undersigned is the publisher of the AMHERST BEE, a weekly newspaper published in Williamsville, New York. A notice regarding

BUFFALO FORKLIFT, LLC

was published in said newspaper once in each week of six successive weeks, commencing on the 30th day of January, 2008 and ending on the 5th day of March, 2008. The text of the notice as published in said newspaper is in the annexed exhibit. This newspaper has been designated by the Clerk of Erie County for this purpose.

Subscribed and sworn to before me this
5th day of March, 2008

Carol L. Malek

Helene MacDonell
Authorized Designee of George J Measer, III, Publisher of the AMHERST BEE

Notary Public, State of New York
Qualified in Erie County
My Commission Expires August 30, 2009

— LEGAL NOTICE —

Legal Notice of LLC Formation as per Section 206 of the NY LLC Law:
Notice: Formation of Limited Liability Company (LLC); Name: Buffalo Forklift, LLC; Filed Articles of Organization with Secretary of State of NY (SSNY) on 01/16/2008; Principal office: 80 Earhart Drive, Williamsville, in Erie County; SSNY is Designated Agent of LLC upon which process against LLC is served; SSNY shall mail a copy of any process against it to: Buffalo Forklift, LLC, 80 Earhart Drive, Williamsville, NY, 14221; Date of dissolution: February 1, 2058; Purpose of LLC: Any lawful purpose.

Jan. 30; Feb. 6, 13, 20, 27; Mar. 5

State of New York

AFFIDAVIT OF PUBLICATION

Under Section 206 of the Limited Liability Company Law, State of New York, County of Erie, ss.:

The undersigned is the publisher of the **TONAWANDA NEWS** a daily newspaper published in North Tonawanda, New York.

A notice regarding Buffalo Forklift, LLC, was published in said newspaper once in each week for six successive weeks, commencing on January 29, 2008 and ending on March 4, 2008 Insertion # 0751828.

The text of the notice as published in said newspaper is as set forth below, or in the annexed exhibit. This newspaper has been designated by the Clerk of Erie County for this purpose.

By: Allyson Millette Signature
Allyson Millette
Authorized Designee of Matthew Green, Publisher of the Tonawanda News

NOTARY PUBLIC: Subscribed and sworn to me
Teresa L McCarthy Signature 3/24/08 Date
Teresa L McCarthy Printed Name

Teresa L. McCarthy
Notary Public, State of New York
No. 01MC4962698
Qualified in Niagara County
Commission Expires Feb. 26, 2010

Notice: Formation of Limited Liability Company (LLC); Name: Buffalo Forklift, LLC; Filed Articles of Organization with Secretary of State of NY (SSNY) on 01/16/2008; Principal office: 80 Earhart Drive, Williamsville, in Erie County; SSNY is Designated Agent of LLC upon which process against LLC is served; SSNY shall mail a copy of any process against it to: Buffalo Forklift, LLC, 80 Earhart Drive, Williamsville, NY, 14221; Date of dissolution: February 1, 2058; Purpose of LLC: Any lawful purpose.
#T07511828 1/29, 2/5,12,19,26, 3/4, 2008

080411000981

CERTIFICATE OF PUBLICATION

OF

BUFFALO FORKLIFT, LLC

Under Section 206 of the Limited Liability Company Law

Filed by: **Kristin Kozlowski, Attorney**
4515 Christian Drive
Clarence, New York, 14031

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED APR 11 2008
TAX $______
BY: MJS

1060

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT OF

BUFFALO FORKLIFT, LLC

This Limited Liability Company Operating Agreement of **Buffalo Forklift, LLC**, a New York limited liability company organized pursuant to the New York Limited Liability Company Law, is entered into as of **January 31, 2008**, by and between **Buffalo Forklift, LLC**, (the Company) and the party executing this Agreement as the single member of the limited liability company, **Arcangelo Capozzolo,** (the Member), who hereby agrees to the following:

ARTICLE 1 FORMATION

1.1 **Organization.** **Arcangelo Capozzolo** (the Member) hereby forms and organizes the Company as a New York limited liability company pursuant to and in accordance with the provisions of the New York Limited Liability Company Law (NY LLC Law), as amended from time to time.

1.2 **Agreement.** For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member hereby agrees to the terms and conditions of this Operating Agreement, as it may from time to time be amended. It is the express intention of the Member that this Operating Agreement shall be the sole source of agreement of the parties hereto as to the matters expressly set forth in this Operating Agreement. Except to the extent a provision of this Operating Agreement is expressly prohibited or ineffective under NY LLC Law, this Operating Agreement shall govern, even when inconsistent with, or different than, the provisions of the NY LLC Law or any other law or rule. To the extent any provision of this Operating

Agreement is prohibited or ineffective under NY LLC Law, this Operating Agreement shall be considered amended to the smallest degree possible in order to make this Operating Agreement effective under the NY LLC Law. In the event the NY LLC Law is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

1.3 Name. The name of the Company is **Buffalo Forklift, LLC**, and all business of the Company shall be conducted under that name or any other name but in any case, only to the extent permitted by the applicable law.

1.4 Term. The Company shall be dissolved and its affairs wound up in accordance with NY LLC Law and this Operating Agreement on **February 1st, 2058**, unless the term shall be extended by amendment to this Operating Agreement and the Articles of Organization, or unless the Company shall be sooner dissolved and its affairs wound up in accordance with NY LLC Law or this Operating Agreement.

1.5 Registered Agent and Office. The registered agent for the service of process and the registered office shall be the Secretary of State of New York State as reflected in the Articles of Organization as filed in and with the office of the Department of State of New York State, upon whom legal process against this Company may be served. The Member may from time to time, change the registered agent or office through the appropriate filings with the Department of State of New York State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Member shall promptly designate a replacement registered agent or file notice of change of address as the case may be.

1.6 Principal Office. The principal office of the **Buffalo Forklift, LLC,** shall be located at **80 Earhart Drive, Williamsville, Erie County, New York State, 14221**.

1.7 **<u>Publication.</u>** Within 120 days after the filing and effectiveness of the initial Articles of Organization, the Member shall cause a notice containing the substance of the Articles of Organization, in the form required by NY LLC Law, to be published once in each week for six successive weeks in two newspapers of the county in which the Principal Office is located. The Certificate of Publication was filed April 11, 2008.

ARTICLE 2 PURPOSE; NATURE OF BUSINESS

The purposes of the Company are to engage in any other lawful act or business activity for which limited liability companies may be formed under NY LLC Law. The Company shall have the authority to do and engage in all things necessary, incidental or convenient to accomplish its purposes and operate its business as described in this Article 2.

ARTICLE 3 INCOME TAX CHARACTERIZATION

Solely for federal, state and local income tax purposes, it is intended that the Company be treated, not as a separate taxpayer, but as an asset of the Member.

ARTICLE 4 LIABILITY OF THE MEMBER

The Member shall not be liable as such, or have any liability, for the obligations and liabilities of the Company, except as to the extent provided in NY LLC Law.

ARTICLE 5 MANAGEMENT BY THE MEMBER

5.1 **<u>Management by the Member.</u>** The Member shall manage the Company, and all decisions concerning the business affairs of the Company shall be made by the Member. Only the Member and authorized agents of the Company shall have the authority to bind the Company. The Member has the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company. No person dealing with the Company shall have any obligation to inquire into the power or authority of the Member acting on behalf of the Company.

5.1 <u>**Indemnification.**</u> The Company shall indemnify the Member for all costs, losses, liabilities and damages paid or incurred in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of New York.

5.2 <u>**Other Activities.**</u> The Member may engage or possess an interest, independently or with others, in other businesses or ventures of every nature and description, and participate in the operation and management of other organizations engaged in such activities in competition or cooperation with the Company.

5.3 <u>**Expenses.**</u> The Company shall pay directly or reimburse the Member for expenses of the Company incurred by the Member in the management of the Company's business.

ARTICLE 6 CAPITAL CONTRIBUTION AND CAPITAL ACCOUNT

6.1 <u>**Capital Contribution.**</u> The Member has made the initial capital contribution as described in the Capital Contribution sheet, in the form of cash, property or services rendered, or promissory note or other obligation to contribute cash, property or services.

6.2 <u>**Capital Account.**</u> Except as required by law, the Member shall not be required or obligated to restore any deficit balance in the Company's capital account.

6.3 <u>**Additional Contributions.**</u> The Member is not required to make any additional capital contributions to the Company.

ARTICLE 7 ALLOCATIONS AND DISTRIBUTIONS

7.1 **<u>Profit and Losses.</u>** All profits and losses of the Company shall be allocated to the Member.

7.2 **<u>Distribution of Net Cash Flow.</u>** Net Cash Flow shall be distributed to the Member in such amounts and at such times as shall be determined by the member.

ARTICLE 8 DISSOLUTION AND WINDING UP

8.1 **<u>Dissolution.</u>** The Company shall be dissolved without further action by the Member and its affairs wound up upon the first to occur of any of the following events:

A. The expiration of the term of this Operating Agreement, unless the Company is continued with the consent of the Member; and

B. The written consent of the Member.

8.2 **<u>Effect of Dissolution.</u>** Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed and the articles of dissolution have been filed with the State Department of the State of New York.

8.3 **<u>Winding Up and Articles of Dissolution.</u>** The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged, or reasonably adequate provisions therefore have been made, and all of the remaining property of the Company has been distributed to the Member. Within 90 days following the dissolution and commencement of the winding up of the Company, articles of dissolution shall set forth the information required by the NY LLC Law.

ARTICLE 9 MISCELLANEOUS

9.1 **Headings.** All article and section headings in this Operating Agreement are for convenience of reference only and are not intended to qualify the meaning of any article or section.

9.2 **Entire Agreement.** This Operating Agreement constitutes the entire agreement between the parties and supersedes any prior agreement or understanding between them respecting the subject matter of this Operating Agreement.

9.3 **Binding Agreement.** This Operating Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their successors, heirs, legatees, devisees, assignees, legal representatives, executors and administrators, except as otherwise provided herein.

9.4 **Saving Clause.** If any provision in this Operating Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Operating Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby. If the operation of any provision of this Operating Agreement would contravene the provisions of the NY LLC Law, such provision shall be void an ineffectual.

9.5 **Counterparts.** This Operating Agreement may be executed in counterparts, and all so executed shall constitute one agreement, binding on all the parties hereto, even though all parties are not signatories to the original or the same counterpart. Any counterpart of either the Operating Agreement or the Articles of Organization shall for all purposes be deemed a fully executed instrument.

9.6 **Governing Law.** This Operating Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of the conflict of laws, and all rights and remedies shall be governed by said laws.

9.7 **Creditors and Third Parties.** The Operating Agreement is entered into between the Company and the Member for the exclusive benefit of the Company, the Member and their permitted successors and assignees. The Operating Agreement is expressly not intended for the benefit of any creditor of the Company or any other person or third party. Except and only to the extent provided by applicable statute, no such creditor or any third party shall have any rights under the Operating Agreement or any agreement between the Company and the Member with respect to any capital contribution or otherwise.

9.8 **General Interpretive Principles.** For purposes of this Operating Agreement, except as otherwise expressly provided or unless the context otherwise requires:

A. The terms defined in this Operating Agreement include the plural as well as the singular;

B. Accounting terms not otherwise defined herein have the meanings given to them in the United States in accordance with generally accepted accounting principles;

C. References herein to "sections" without reference to a document are to designated sections of this Operating Agreement;

D. The word "herein" and other words of similar import refer to this Operating Agreement as a whole and not to any particular provision; and

E. The term "include" or "including" shall mean without limitation by reason of enumeration.

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first written above. The undersigned, intending to be legally bound hereby, has duly executed this Operating Agreement.

Name: Arcangelo Capozzolo
Member

EXHIBIT 4.1

BUFFALO FORKLIFT LLC
TELESCOPIC - AERIAL - STRAIGHT MAST FORKLIFTS

EQUIPMENT PURCHASING PROGRAM AGREEMENT

THIS EQUIPMENT PURCHASING_PROGRAM AGREEMENT (this "Agreement") is made as of the date shown in the Signature Page of this Agreement by and among, Buffalo Forklift LLC, a New York limited liability company with an address at 4624 Goodrich Road Clarence, New York 14031 (the "Company"), and the individual or entity executing this Agreement as "Buyer" in the Signature Page hereof. The Company and Buyer are sometimes referred to as a "Party" and together as the "Parties".

RECITALS

WHEREAS, the Company is engaged in the business of buying and selling equipment consisting primarily of lifts ("Equipment") and has developed a national reputation in the equipment refurbishing and distribution industry;

WHEREAS, the Company filed a Form 1-A Offering Circular (the "Offering Circular") dated as of August 25, 2014 with the Securities and Exchange Commission pursuant to which it is offering, on a best efforts basis, interests in an ongoing program (the "Equipment Purchasing Program") enabling investors to purchase whole and fractional interests ("Equipment Purchasing Program Interests") in new and pre-owned equipment sourced, refurbished (as appropriate) and marketed by the Company under the name "Cobra";

WHEREAS, Buyer wishes to invest in an Equipment Purchasing Program Interest, subject to the terms and conditions of this Agreement; and

WHEREAS, the Company wishes to accept the investment of Buyer and may disclose certain confidential and proprietary information about the Company's business to the Buyer in the course of performing services for the Buyer;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. **Transactions**.

a. **Purchase of Equipment**.

i. By entering into this Agreement, the Buyer is requesting that the Company identify new and used Equipment for purchase by Buyer based upon the Company's expertise in the Industry. Buyer hereby authorizes the Company to identify and choose Equipment for Purchase by Buyer (a whole or fractional interest in such Equipment) and execute the purchase of Equipment as Buyer's agent using funds contained in the Dedicated Bank Account (described below). The Company shall send to Buyer, by e-mail at the e-mail address specified in the Signature Page hereof, confirmation of Equipment purchases together with the purchase price allocation to the Buyer (the "Original Purchase Price") for such Equipment and the amount of the Refurbishment

Advance (as described below), if any. The Company shall not charge a commission on the purchase of Equipment but unaffiliated third parties may be paid a finder's fee or acquisition fee in connection with a purchase.

ii. **Refurbishment Advance**. In conjunction with each purchase of pre-owned Equipment, Buyer hereby authorizes the Company to withdraw from the Dedicated Bank Account an amount equal to 20% of Buyer's allocation of the Original Purchase Price of the equipment as an advance against the cost of refurbishment (the "Refurbishment Advance") if the Company determines, in its discretion, that the Equipment requires refurbishment. For clarity, the Refurbishment Advance will only be withdrawn in connection with the purchase of pre-owned equipment.

iii. **No Representations or Warranties**. Buyer acknowledges and agrees that the Company must rely on third parties to provide accurate information about each piece of Equipment and other information related to each purchase of Equipment. In making an Equipment purchase, the Company shall use its best efforts and judgment, but the Company cannot guarantee the accuracy of information provided by third parties and makes no representations or warranties to Buyer as to the status or condition of any piece of Equipment.

b. **Dedicated Buyer Accounts**. In conjunction with executing this Agreement, Buyer shall open a bank account with a bank specified by the Company (the "Dedicated Bank Account"). Funds shall be deposited in such Dedicated Bank Account prior to purchase of the first item of Equipment. Buyer hereby authorizes the Company to withdraw funds from the Dedicated Bank Account to fund each Equipment purchase and Refurbishment Advance. Buyer shall have title to such Dedicated Bank Account and shall receive account statements directly from the bank. Buyer shall authorize electronic funds transfers by the Company to enable the Company to withdraw funds from time to time from the Dedicated Bank Account as provided herein. Alternatively, Buyer shall pre-sign checks payable to Buffalo Forklift LLC to enable the Company to draw funds from the Dedicated Bank Account for the purposes stated in this Agreement. Buyer authorizes the Company to deposit the proceeds of Equipment sales and share of Profit (as defined below) into such Dedicated Bank Account from time to time. Buyer hereby agrees not to withdraw funds from his/her/its Dedicated Bank Account except as provided in this Agreement under Withdrawal of Capital and "Termination." Further, Buyer agrees not to encumber his/her/its Dedicated Bank Account as security or collateral for a debt or other obligation. All funds in the Dedicated Bank Account, including profits from equipment transactions, are considered available to be withdrawn by the Company for equipment purchases unless this Agreement is terminated or funds are withdrawn as permitted in Section 8 hereof.

c. **Non-Exclusivity**. The Company shall have no obligation to provide Buyer with any specific purchase opportunity. The Company retains sole discretion as to what piece(s) of Equipment it will purchase on Buyer's behalf and how interests in the Equipment will be allocated among investors and the Company. The Company and its principals may purchase Equipment for their own account and for the account of affiliates.

d. **Title to Equipment**. Upon purchase of each piece of Equipment, the Company shall take title to the Equipment and shall document in its internal records beneficial ownership of such Equipment in the name of Buyer. Such beneficial ownership shall be evidenced in the Company's internal books and records, only. In addition, the Company will provide Buyer with information related solely to Buyer's Equipment purchases and sales pursuant to a password protected login at www.BuffaloForkliftBuyer.com. Buyer hereby acknowledged and agrees that he/she/it, along with other owners of fractional interests in a piece of Equipment shall be the beneficial owners of such Equipment.

e. **Sale of Equipment.**

i. Upon completion of the servicing and/or refurbishment of pre-owned Equipment, the Company shall endeavor, on behalf of Buyer, to sell the pre-owned Equipment to a third-party purchaser. If a third-party purchaser is found, the Company shall purchase the Equipment from Buyer and immediately re-sell the Equipment to such third-party purchaser at a price and upon terms acceptable to the Company, in its sole discretion. In connection with such re-sale, the Company shall be responsible for closing the transaction, including collection of the purchase price, payment of sales commissions to third parties (if applicable), arranging for shipment of the Equipment to the third-party purchaser and related matters.

ii. In the case of new Equipment, the Company shall endeavor on behalf of Buyer to sell the equipment to a third party purchaser, preferably at a mark-up of 10% to 30% of the Original Purchase Price of the Equipment. The Company does not guarantee that it will be able to re-sell such Equipment at any mark-up or that it can re-sell the Equipment at a profit. The Company will sell the Equipment to third party buyers upon terms acceptable to the Company, in its sole discretion. In connection with such re-sale, the Company shall be responsible for closing the transaction, including collection of the purchase price, payment of sales commissions to third parties (if applicable), arranging for shipment of the Equipment to the third-party purchaser and related matters.

f. **Proceeds of Sale and Payment of Profit.** Upon the sale of the Equipment, as provided in the immediately preceding paragraphs, the Company will thereafter remit to Buyer (1) Buyer's allocation of the Original Purchase Price and Refurbishment Advance (if applicable), and (2) an amount equal to 40% of the "Profit" allocated to the Buyer from such sale to the third party purchaser determined as follows.

"Profit" shall be:

(i) the amount of the purchase price paid by the third-party purchaser upon re-sale less the cost of the sale transaction (including shipment to the Company and the third-party purchaser, third-party sales commissions (if applicable) and all other expenses reasonably related to the re-sale transaction);

Less

(ii) the Buyer's allocation of the Original Purchase Price and refurbishment Advance (if applicable) plus the actual cost of all servicing and refurbishment ordered by the Company above the amount of the Refurbishment Advance, if applicable, and any other reasonable costs incurred to enable the sale of the Equipment.

Profits will be deposited and retained in the Dedicated Bank Account and used for further equipment purchases unless withdraw as permitted in this Agreement.

2. **Risk of Loss/Damage/Injury**. The Company shall bear the risk of loss if a third-party purchaser (upon re-sale) defaults on payment or if the Equipment is not delivered for any reason or damaged in transit. The Company also shall bear all liability to third parties for injury caused by the Equipment and

agrees to indemnify and hold Buyer harmless in connection with the same. Buyer acknowledges and agrees that the Company maintains liability insurance in the amount of $2 million.

3. **Confidential Information and Non-Disclosure**.

(a) **Confidential Information.** For purposes of this Agreement, "Confidential Information" means all information and proprietary business practices of the Company, whether disclosed to or learned by the Buyer in the course of doing business with the Company, pertaining in any manner to the business of the Company including, without limitation, (a) its suppliers and customers (the sellers and buyers of the Equipment); (b) information about the Equipment, vendors, costs, profits, markets and sales; (c) the Company's business plans and systems, including its methods of business strategies; and (d) all documents, books, papers, drawings, and other data of any kind and description, including electronic data recorded or retrieved by any means, that have been or will be given to the Buyer as well as written or oral instructions or comments regarding the Equipment, suppliers and customers. For clarity, Confidential Information shall include any information disclosed in the Offering Circular or any amendments thereto.

(b) **Non-Disclosure**. Buyer shall hold all Confidential Information in strict confidence and shall not use or disclose any Confidential Information to or with any third party without the prior written consent of the Company.

4. **Non-Competition**. As a condition of the Company entering into this Agreement with Buyer, Buyer (on behalf of himself/herself and if Buyer is an entity, itself and its owners, partners, officers, directors, representatives, affiliates, employees and any party related to Buyer and in common control with Buyer) agrees not to engage in the business of buying and selling Equipment for a period of three (3) years following termination of this Agreement in the Continental United States. Buyer specifically agrees that the compensation to be derived pursuant to the transactions contemplated by this Agreement is adequate and sufficient compensation for this agreement not to compete and that the duration of such agreement and the geographic territory covered are reasonable and acceptable to Buyer.

5. **Remedies.** Buyer recognizes that its violation of Section 3 or 4 of this Agreement could cause irreparable harm and significant injury to the Company, the amount of which may be extremely difficult to estimate, thus, making any remedy at law or in damages inadequate. Therefore, the Buyer agrees that the Company shall have the right to apply to any court of competent jurisdiction for an order restraining any breach or threatened breach of Section 3 or 4 of this Agreement and for any other relief that the Company deems appropriate. This right shall be in addition to any other remedy available to the Company in law or equity. In the event that a court determines that any provision of this Agreement is unenforceable as written, the Parties agree that a court shall be authorized to give effect to the intent of such provision to the maximum extent permissible, in the discretion of such court.

6. **Survival.** The Buyer's duties and obligations under Sections 3 and 4 of this Agreement survive the termination of this Agreement.

7. **Withdrawal and Termination**.

This Agreement may be terminated by either Party upon of 90 days prior written notice. Once the Company receives a notice that Buyer wishes to terminate this Agreement, the Company will immediately cease efforts to identify equipment purchases on Buyer's behalf. If Buyer owns equipment at the time that a notice of termination is received, Buyer will not receive a return of his/her/its funds until such time as the equipment is re-marketed and sold to a third party buyer or a period of 90 has elapsed from the date that the Company received notice of termination from the Buyer.

As an alternative to termination of this Agreement, you may withdraw a portion of your capital in the Dedicated Bank Account. If Buyer's withdrawal is $10,000 or less, the Company requires 7 days' prior written notice. If Buyer's withdrawal is more than $10,000, the Company requires 90 days' prior written notice. All funds in the Dedicated Bank Account, including profits from Equipment transactions, are considered available to be withdrawn by the Company for Equipment transactions unless this Agreement is terminated or funds are withdrawn as permitted herein.

If Buyer terminates this Agreement or if Buyer chooses to withdraw more than $10,000 from his/her/its Dedicated Bank Account and his/her/its equipment cannot be remarketed within 90 days of Buyer's notice to terminate, the Company will purchase the equipment for an amount equal to the Buyer's allocation of the Original Purchase price plus the Refurbishment Advance in order to fund the amount of Buyer's withdrawal. In such event, Buyer will have no claim to any profit with respect to said Equipment. Upon termination, the re-sale of the Equipment to the Company, as contemplated in this Section, shall be Buyer's sole remedy. Buyer hereby waives any claim for lost profits, lost opportunities or consequential or punitive damages.

8. **Representations and Warranties of Buyer**. Buyer represents and warrants to the Company that as follows:

- **a.** Buyer has received and read and is familiar with the Offering Circular of the Company dated as of August 25, 2014 and understands that the purchase and sale of Equipment Purchasing Program Interests are exempt from registration under the Securities Act of 1933, as amended, pursuant to Regulation A promulgated thereunder;
- **b.** Buyer has such knowledge and experience with business transactions as he/she/it requires to enter into this Agreement and understand the terms and conditions of this Agreement;
- **c.** No oral or written representations have been made or oral or written information furnished to Buyer or his/her/its advisor(s) in connection with the offering of the Equipment Purchasing Program Interests which were in any way inconsistent with the information stated in the Offering Circular;
- **d.** Buyer is entering into this Agreement solely for his/her/its own account as principal, for investment purposes only and not with a view to the resale or distribution, in whole or in part, of the Equipment Purchasing Program Interests, and no other person has a direct or indirect beneficial interest this Agreement;
- **e.** Buyer understands and agrees that this Agreement may not be transferred and that investment in the Equipment Purchasing Program Interests is not an appropriate investment if Buyer has a need for liquidity;
- **f.** Buyer is aware that this investment involves risk and cannot be readily liquidated; and
- **g.** Buyer has had an attorney review this Agreement if Buyer believes such review is appropriate. .

9. **Additional Actions and Documents**. Each of the Parties agrees to take or cause to be taken such further actions, to execute, deliver and file or cause to be executed, delivered and filed such further documents as may be necessary or reasonably desirable to fully effectuate the purposes, terms and conditions of this Agreement.

10. **Assignment.** This Agreement is not transferable or assignable by the undersigned Buyer. The Company shall have the right to assign this Agreement without the prior consent of Buyer in connection with any sale of all or substantially all of the assets of the Company.

11. **Entire Agreement**. This Agreement constitutes the entire Agreement among the Parties with respect to the subject matter hereof and supersedes any and all prior agreements, presentation materials or prior course of conduct, as well as any oral agreements or representation made by any Party with respect to the subject matter of this Agreement. This Agreement may be amended only in writing by further agreements signed by both Parties.

12. **Binding Effect**. Subject to any provision hereof restricting assignment, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors, permitted transferees, heirs, devisees, legatees, personal representatives and permitted assigns. If the Buyer is an entity, the Buyer represents and warrants to the Company that this Agreement has been duly authorized by all necessary corporate or other action by the Buyer and represents a binding agreement of the Buyer.

13. **Governing Law**. This Agreement, the rights and obligations of the Parties, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law. Any notice to be given by the Company to Buyer under this Agreement may be e-mailed with hard copy sent by regular mail to Buyer at the address given by Buyer in the Signature Page hereof.

SIGNATURES ON NEXT PAGE

SIGNATURE PAGE

Amount Committed: $____________

IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the date below.

DATE: ____________________________

BUYER:

INDIVIDUAL:

____
Signature

Print Name: ____________________

Address: ____________________
____
____

ENTITY (which may include corporations, limited liability companies, trusts and partnerships):

NAME:

____

By: ___________________________

Its: ___________________________

Address: ____________________
____
____

CONTACT INFORMATION:

Phone: ________________________

Cell: __________________________

E-Mail ________________________

ACCEPTANCE

AGREED AND ACCEPTED:

BUFFALO FORKLIFT LLC

____
By: Arcangelo Capozzolo, Member

BANK ACOUNT INFORMATION

[INSERT BANK ACCOUNT AGREEMENT]

kavinoky cook LLP

September 9, 2014

Buffalo Forklift, LLC
4624 Goodrich Road
Clarence, New York 14031

Gentlemen:

We have acted as counsel to Buffalo Forklift, LLC, a New York limited liability company (the "Company"), with regards to the filing of an offering statement on Form 1-A (the "Offering Statement") of the Company, in connection with the qualification under the Securities Act of 1933, as amended, of "Program Interests" (as that term is defined in the Offering Statement).

The opinions set forth in this letter, whether or not qualified by the phrase "to our knowledge," are subject to the following qualifications, limitations and exceptions, and are based solely on our review, as submitted to us, of the following:

A. The organizational documents and minutes of the Company submitted to us by the Company;

B. The Offering Statement; and

C. A Subsistence Certificate issued by the State of New York dated August 20, 2014.

D. Such review of published sources of law as we have deemed necessary based solely upon our review of the items listed in subparagraphs A, B and C above (such items being the "Reviewed Documents").

Other than our review of the Reviewed Documents and those files in our offices relative to matters with respect to which we have represented or represent the Company, we have made no inquiry or other investigation as to any factual matter.

We have assumed without any inquiry or other investigation (a) the legal capacity of each natural person, (b) the payment of all required filing or recording fees and taxes, (c) the genuineness of each signature (including signatures on facsimile copies), the completeness of each document submitted to us, the authenticity of each document submitted to us as an original, the conformity to the original of each document submitted to us as a copy and the authenticity of the original of each document submitted to us as a copy, (d) the truthfulness of each representation, warranty, certification or statement as to any factual matter contained in any of the Reviewed Documents, and (e) the accuracy on the date of this letter of the Manager's Certificate.

We are members of the Bar of the State of New York and the opinions expressed herein concern only such provisions of the General Corporation Law of the State of Delaware, as currently in effect, including statutory provisions, all applicable provisions of the Delaware

Constitution, as currently in effect, and reported judicial decisions interpreting those laws, as currently in effect.

Subject to the qualifications, limitations and exceptions set forth in this letter, it is our opinion that:

1. The Program Interests have been duly authorized by all necessary corporate action on the part of the Company, and, upon payment for and delivery of the Program Interests in accordance with the Offering Documents, the Program Interests will be validly issued and fully paid.

We hereby consent to the use of our firm name in the Offering Circular filed as part of the Offering Statement and the use of our opinion in the Offering Statement. In giving these consents, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

KAVINOKY COOK LLP

By:

Jonathan H. Gardner
For the Firm